May 5, 2017

Via EDGAR, Federal Express and Electronic Mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Ivan Griswold
Mengyao Lu

Re:	Veritone, Inc.
Amendment No. 2 Registration Statement on Form S-1
Filed April 28, 2017
Amendment No. 1 to Registration Statement on Form S-1
Filed April 21, 2017
File No. 333-216726

Ladies and Gentlemen:

On behalf of Veritone, Inc. (the “Company”), we have set forth below the responses by the Company to the letter of comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company dated May 2, 2017 (the “Comment Letter”), with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 that was filed on April 28, 2017 (the “Amendment No. 2”). We have also set forth the Company’s responses to the oral comments received from the Staff on May 2, 2017.

In response to the Comment Letter, we are filing this response letter together with the public filing of Amendment No. 3 to the Registration Statement on Form S-1 via EDGAR (the “Registration Statement” or “Form S-1”) and are providing the Staff with a marked copy of the same indicating all of the changes made to Amendment No. 2.

The numbered paragraphs below restate the numbered paragraphs in the Comment Letter in bold and italics, and the discussion set forth below each such paragraph is the Company’s response to the Staff’s comment. Unless indicated otherwise, the page numbers referenced in the Company’s responses below refer to page numbers in the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Securities and Exchange Commission

May 5, 2017

Summary Consolidated Financial and Operating Data, page 12

1.    Please revise the footnote to your pro forma loss per share to clearly support your calculation. In this regard, describe how you adjusted the numerator to add back the accretion of your preferred stock and how the pro forma weighted average shares outstanding reflects the accumulated liquidation preference of your preferred stock. The same comment applies to your disclosure in Selected Consolidated Financial Data on page 46.

In response to the Staff’s comment, the Company has added disclosure to footnote 1 to the Summary Consolidated Financial and Operating Data on page 12 of the Registration Statement, as well as to footnote 2 to the Selected Consolidated Financial Data on page 47, to clearly describe how the calculation of pro forma loss per share was made and the applicable assumptions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Secured Convertible Bridge Note Financing, page 54

2.    Your disclosure indicates that upon the completion of this offering, all of the Bridge Notes will automatically be converted into an aggregate of 587,854 shares of your common stock. The number of shares appears to be calculated based on a principal amount of $8 million, while the remaining available $4 million under the Bridge Note may or may not be drawn. Please revise or advise. The same comment applies to your disclosure on page 66. Please also revise your disclosures to clarify the amount of Bridge Notes included in your pro forma balance sheet information.

In response to the Staff’s comment, the Company advises the Staff that the total principal amount of the Bridge Note Financing was $8.0 million, of which $4.0 million was drawn and funded in March and April of 2017, and the other $4.0 million is expected to be drawn prior to the closing of the IPO. Both investors under the Note Purchase Agreement have indicated to the Company’s management that they intend to elect to advance all amounts remaining available for borrowing under their respective Bridge Notes (which amounts total $4.0 million) prior to the closing of the IPO. Accordingly, the Company has stated in several places in the Prospectus that it expects the remaining $4.0 million available under the Bridge Notes to be borrowed prior to the completion of this offering, specifically in the Prospectus Summary on page 10, the Capitalization section on page 41, the Dilution Section on page 44 and in footnote 3 to the Selected Consolidated Financial Data on page 47.

Accordingly, the total amount of Bridge Notes that will be converted automatically upon closing of the IPO will be based on the entire $8.0 million principal amount, or 587,854 shares of Common Stock assuming a conversion price of $13.6088 per share. In addition, the Company revised the disclosures on pages 54 and 66 to clarify the fact that the $4.0 million has been funded, and the other $4.0 million is expected to be funded prior to the closing of the IPO, resulting in a total principal amount of $8.0 million of Bridge Notes being converted upon the closing of the IPO.

Securities and Exchange Commission

May 5, 2017

In response to the Staff’s comment regarding the amount of the Bridge Notes included in the Company’s pro forma balance sheet information, as noted in the second sentence of footnote 2 to the Summary Consolidated Financial and Operating Data on page 13, and in the second sentence of footnote 3 to the Selected Consolidated Financial Data on page 47, the Company has not reflected the Bridge Notes, or the conversion of the Bridge Notes, in its pro forma balance sheet information, as the Bridge Notes were issued in March and April of 2017, subsequent to the December 31, 2016 pro forma balance sheet date. As such, the Company believes that it is appropriate to provide information regarding the Bridge Notes, and their exclusion from its pro forma balance sheet information as of December 31, 2016, in the footnotes to those tables, rather than reflecting the issuance and conversion of the Bridge Notes in those tables.

Consolidated Balance Sheets, page F-3

3.    Please label the appropriate columns as “restated” on your consolidated balance sheet and other consolidated financial statements as of and for the year ended December 31, 2016.

In response to the Staff’s comment, the Company has labeled the columns on the Consolidated Balance Sheet, Consolidated Statements of Operations and Consolidated Statements of Cash Flows, setting forth the data as of and for the year ended December 31, 2016, as being “restated.” In addition, the Company has labeled the “Balance as of December 31, 2016” in the Consolidated Statements of Stockholders’ Equity (Deficit) as having been restated.

4.    The numbers of authorized and outstanding shares of your preferred stock do not appear adjusted for the reverse stock split. Please ensure share numbers are adjusted throughout the registration statement.

In response to the Staff’s comment, please be advised that the Company only effected a reverse stock split with respect to its common stock, and did not effect a reverse split of its preferred stock, because the Company’s Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation,” a copy of which is filed as Exhibit 3.1) provides for an automatic adjustment to the conversion price of all outstanding shares of preferred stock in the event of a reverse split of the Company’s common stock. Specifically, Section 3(d)(i) of the Certificate of Incorporation provides that:

“. . . if the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the applicable Conversion Price in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased”.

As such, the number of shares of preferred stock outstanding was not affected by the reverse stock split but the conversion prices of both series of preferred stock were proportionately increased, resulting in fewer shares of common stock issuable upon conversion of such shares of preferred stock. Consequently, there is no need to further adjust the number of outstanding shares of such preferred stock, and the Company confirms that the shares of common stock issuable upon conversion of the preferred stock were previously adjusted and are presented correctly throughout the Registration Statement.

Securities and Exchange Commission

May 5, 2017

Notes to Consolidated Financial Statements

Note 7. Related Party Transactions, page F-23

5.    We note the service agreement you entered into with Acacia Research Group, LLC on August 22, 2016. Tell us whether you have received any services under this agreement during 2016 and how you considered disclosing such transactions pursuant to ASC 850-10-50-1, to the extent material.

In response to the Staff’s comment, the Company advises that no services have been provided by Acacia to the Company under the Services Agreement, either in 2016 or in 2017 to date, therefore the Company believes that no disclosure pursuant to ASC 850-10-50-1 is required.

Note 10. Subsequent Events, page F-25

6.    We note your response to prior comment 7. You have an obligation to issue the Acacia 10% Warrant when the Acacia Primary Warrant is automatically exercised upon the completion of this offering. Please revise to disclose the estimated financial effect of issuing the Acacia 10% Warrant, to the extent material. In addition, ensure that the effects are included in your pro forma information disclosed in your Summary Consolidated Financial and Operating Data on page 12 and Selected Consolidated Financial Data on page 46.

In response to the Staff’s comment, the Company has revised its pro forma balance sheet data in Summary Consolidated Financial and Operating Data on page 12, in Capitalization on page 42, and in Selected Consolidated Financial Data on page 47, to reflect the issuance of the Acacia 10% Warrant. The Company notes that, upon the issuance of the Acacia 10% Warrant, it will record a charge to expense in an amount equal to the estimated fair value of the Acacia 10% Warrant, which will increase the Company’s accumulated deficit, and the Company’s additional paid in capital, by the same amount, resulting in no change to the Company’s total stockholders’ equity. As the Company’s accumulated deficit and additional paid in capital are not broken out separately in the Summary Consolidated Financial and Operating Data on page 12, or in the Selected Consolidated Financial Data on page 47, the disclosure in those tables will not change. However, the Company has added disclosure in footnote 2 to the Summary Consolidated Financial and Operating Data on page 12, and in footnote 3 to the Selected Consolidated Financial Data on page 47, to note that the information in such tables reflects the issuance of the Acacia 10% Warrant. In addition, the Company has revised the pro forma accumulated deficit and pro forma additional paid in capital on page 42 to reflect the issuance of the Acacia 10% Warrant.

Oral Comments

In response to the Staff’s oral comments, the Company has clarified the persons who may participate in the Company’s directed share program on pages 9 and 28 of the Registration Statement and updated the revenue cap for definition of an emerging growth company on pages 6 and 69 of the Registration Statement.

Please note also that we have corrected the conversion factors relating to the Series A, Series A-1 and Series B preferred stock (in Note 4 on page F-17) to reflect the reverse split of the Company’s common stock effected in April 2017. The numbers of shares of common stock into which such shares of preferred stock were then convertible are correctly stated throughout the Registration Statement. We have also made a conforming change to the information in the table setting forth the Company’s effective tax rate (in Note 6 on page F-23), to reflect a change previously made to the Company’s deferred tax liabilities as reflected elsewhere in such Note.

Securities and Exchange Commission

May 5, 2017

***

Should the Staff have any further questions or comments regarding this submittal, please contact the undersigned at (949) 399-7130.

Sincerely,

MORGAN, LEWIS & BOCKIUS LLP

/s/ Ellen S. Bancroft

Ellen S. Bancroft, Partner

CC:	Chad Steelberg, Chief Executive Officer
Peter F. Collins, Chief Financial Officer
Jeffrey B. Coyne, Executive Vice President & General Counsel, Veritone, Inc.
Ryan C. Wilkins, Esq., Stradling, Yocca, Carlson & Rauth, P.C.

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